UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: August 8, 2024

Commission File Number: 001-39307

Legend Biotech Corporation
(Translation of registrant's name into English)

2101 Cottontail Lane Somerset, New Jersey 08873
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Legend Biotech Appoints Peter Salovey, Ph.D., to its Board of Directors

On August 8, 2024, the Board of Directors of Legend Biotech Corporation (“Legend Biotech”) appointed Peter Salovey, Ph.D., to Legend Biotech’s Board of Directors, effective as of August 9, 2024. Dr. Salovey will serve as a Class III director, with an initial term until Legend Biotech’s 2026 annual general meeting of shareholders.

Dr. Salovey is the Chris Argyris Professor of Psychology and was the twenty-third president of Yale University, serving as President from July 2013 to June 2024. As President, Dr. Salovey led the development of new programs and facilities across the schools and departments of Yale, including restructuring and expanding the Faculty of Arts and Sciences and the School of Engineering and Applied Science, launching the Jackson School of Global Affairs, transitioning the Yale School of Public Health into a self-supporting independent school, and opening two new residential colleges to expand the undergraduate student population by 15%. Before becoming president, Dr. Salovey served as Yale’s provost, dean of Yale College, and dean of the Yale Graduate School of Arts and Sciences. Dr. Salovey also played key roles in multiple Yale healthcare programs, including the Yale Center for Emotional Intelligence, which he founded; the Center for Interdisciplinary Research on AIDS; and the Cancer Prevention Research Program of the Yale Cancer Center. The research conducted in his laboratory focused on health communication and human emotion. Dr. Salovey received his an A.B. (psychology) and A.M. (sociology) from Stanford University and earned an M.S., M.Phil., and Ph.D. in psychology from Yale University. He completed his internship in clinical health psychology at the West Haven Veterans Administration Medical Center and is a licensed clinical psychologist in the State of Connecticut.

On August 9, 2024, in accordance with the Company’s non-employee director compensation policy, Dr. Salovey will be granted a restricted share unit award for a number of shares equivalent to $350,000 divided by one half of the closing price of the Company’s ADS on the date of grant, which will be granted pursuant to, and will otherwise be subject to the terms and conditions of the Company's Restricted Share Unit Incentive Plan (the "RSU Plan") and the Company's form of Restricted Share Unit Agreement, with vesting over a period of three years as follows: (i) one-third of the total shares will vest on the first anniversary of the grant date and (ii) one-twelfth of the total shares shall vest quarterly thereafter over the remaining two years of the vesting period, subject to Dr. Salovey’s continued service to the Company through each applicable vesting date. Additionally, Dr. Salovey will be entitled to receive an annual cash retainer of $75,000 for serving on our board of directors. Dr. Salovey will also enter into the Company’s standard form of indemnification agreement, the form of which is filed as Exhibit 10.2 to the Company’s Registration Statement on Form S-3 (File No. 333-238232) filed with the Securities and Exchange Commission on May 29, 2020.

There are no arrangements or understandings between Dr. Salovey and any other persons pursuant to which Dr. Salovey was appointed as a director, and there are no related-party transactions in which Dr. Salovey has an interest requiring disclosure.

On August 8, 2024, Legend Biotech issued a press release announcing the appointment of Dr. Salovey, which is attached to this Form 6-K as Exhibit 99.1.

This report on Form 6-K is hereby incorporated herein by reference in the registration statements of Legend Biotech on Form F-3 (Nos. 333-278050, 333-257625, and 333-272222) and Form S-8 (No. 333-239478), to the extent not superseded by documents or reports subsequently filed.

EXHIBIT INDEX

Exhibit	Title

99.1	Press Release, dated August 8, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Legend Biotech Corporation
(Registrant)

Date: August 8, 2024	/s/ Ying Huang
Ying Huang, Ph.D.
Chief Executive Officer